Contact

www.linkedin.com/in/thekumarlawfirm (LinkedIn)

Top Skills

Strategy

Start-ups

Negotiation

Languages

English (Native or Bilingual)

Hindi (Native or Bilingual)

Sanjeev Kumar

Principal and Managing Partner at Hunt Pennington Kumar & Dula, pllc

Austin, Texas Metropolitan Area

Summary

We provide client focused services by combining our technical, business, and international experience with legal profession which results in better client experience and a more efficient and higher value legal support for clients as compared to other possible alternatives available to them.

I spent two decades in technology industry, both in technical and business roles, before choosing to enter the legal profession. I have led remote teams comprising of uniques set of capabilities and issues in varied geographies and cultures. I cofounded a venture backed technology company which had a successful IPO on NASDAQ and subsequently acquired by another public company.

My experiences in business and technology in combination with my knowledge of law makes me a valuable advisor to entrepreneurs, professional managers and business owners.

I can balance the often conflicting business (risk taker) and legal (risk averse) issues and find optimal solutions for clients. I provide my clients not only sound legal advice but also insights in avoiding the pitfalls and costly mistakes that are often too easy to fall into due to client's limited focus towards setting up a business, growing it or operating it.

I have negotiated deals with large companies like Apple, Sony, Samsung, Microsoft, and Philips as well as small companies. I have dealt with customers, suppliers and partners in various geographies like Japan, Korea, Europe, India, Taiwan and Hong Kong. All these experiences enable me to be a savvy and tough advocate that my clients appreciate to have on their side.

My firm provides services in the following areas:

- Intellectual Property (IP)

- IP Strategy, Acquisition & Enforcement
- Business and Corporate Law
- Entity Formation and Setup
- Contracts and Negotiations
- Alternate Dispute Resolution

Please contact me if I can be of service to you.

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Experience

The Kumar Law Firm PLLC
Principal
March 2014 - Present (11 years 2 months)
Austin, Texas Area

The Kumar Law Firm PLLC is a boutique law firm that focuses on transactional law and provides legal services to businesses and entrepreneurs. The firm limits its practice areas to business and corporate law, contracts and negotiations, intellectual property, alternate dispute resolution and estate planning.

Hunt Pennington Kumar & Dula, pllc
Principal and Managing Partner
November 2016 - April 2023 (6 years 6 months)
609 Castle Ridge Road, Austin, TX 78746

St. Mary's University School of Law
Juris Doctor
August 2010 - May 2013 (2 years 10 months)
San Antonio, Texas Area

Graduated Summa Cum Laude with second rank in the class of 278 graduates.
Worked as Research Assistant to Professor Colin Marks. Responsibilities included research of case law, research of various topics in the area of business law and business torts.

Nvidia
Transition Manager
January 2007 - March 2007 (3 months)

PortalPlayer, Inc.

COO
1999 - 2007 (8 years)

Engineering Management, Operations, Strategy, Leadership, Negotiations
PortalPlayer was a technology startup that provided complete solution, including the system on a chip (SOC), firmware, and accompanying PC software for digital media devices.   PortalPlayer's SOC was the main processor in numerous such devices including the first seven generations of Apple iPod. It was a venture backed company raising about $84 million over four rounds of funding and had a successful Initial Public Offering on NASDAQ raising $110 Million. It was subsequently acquired by another public company. I led the engineering, operations and information technology departments and managed daily operations with primary focus on driving revenue growth, profitability, and risk management. I negotiated and managed contracts with major customers like Apple, Microsoft, Samsung, Sony etc. and created and nurtured relationships with leading companies in US, India, Japan, Taiwan, Hong Kong, Korea, and China. I also set up and managed the remote offices in Kirkland, Washington and Hyderabad, India.

National Semiconductor
Director
1997 - 1999 (2 years)

At National, I was responsible for all software development for the personal systems group and the Internet Appliance Group.

Digital Equipment Corporation
Engineering Manager and Chief Architect
1994 - 1997 (3 years)

Responsible for the software for the notebook division of the Personal Computer Business Unit. One of the main architects and original team members in the development of the first one inch thin and light notebook in the marketplace "Hinote Ultra" followed by "Hinote Ultra II."

American Megatrends Inc
Senior Engineer
January 1989 - April 1994 (5 years 4 months)

Worked on various aspects of PC software and architectures ranging from tech support to system architecture. One of the copre members of the BIOS team - dealt with customer programs, core BIOS, PCMCIA, PCI, Power Management, Portables BIOS, interfacing with industry consortiums as well as major PC companies like Intel, Microsoft, Opti, VLSI, Cyrix, C&T, Cirrus Logic etc.

Education

St. Mary's University School of Law

Juris Doctor, Law · (2010 - 2013)

Tulane University

MS, Electrical Engineering · (1987 - 1989)

Indian Institute of Technology, Kanpur

B. Tech., Electrical Engineering · (1982 - 1986)